Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 8 DATED AUGUST 1, 2025
TO THE PROSPECTUS DATED APRIL 17, 2025

This document supplements, and should be read in conjunction with, our prospectus dated April 17, 2025, as supplemented by Supplement No. 1 dated May 1, 2025, Supplement No. 2 dated May 16, 2025, Supplement No. 3 dated May 19, 2025, Supplement No. 4 dated June 4, 2025, Supplement No. 5 dated June 16, 2025, Supplement No. 6 dated July 1, 2025, and Supplement No. 7 dated July 18, 2025. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of July 2025;
•an update on our share redemption plan activity; and
•an update to the “Material U.S. Federal Income Tax Considerations” section of our prospectus.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of July 2025. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share**	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
July 1, 2025	$13.17	$13.27	$13.30	$13.30	$13.18	$13.11	$13.19
July 2, 2025	$13.11	$13.20	$13.24	$13.22	$13.11	$13.05	$13.12
July 3, 2025	$13.11	$13.20	$13.24	$13.23	$13.11	$13.05	$13.12
July 7, 2025	$13.12	$13.21	$13.25	$13.23	$13.12	$13.06	$13.13
July 8, 2025	$13.12	$13.21	$13.25	$13.24	$13.12	$13.06	$13.13
July 9, 2025	$13.12	$13.21	$13.25	$13.24	$13.12	$13.06	$13.13
July 10, 2025	$13.12	$13.22	$13.25	$13.24	$13.13	$13.06	$13.13
July 11, 2025	$13.12	$13.22	$13.25	$13.24	$13.13	$13.06	$13.13
July 14, 2025	$13.13	$13.22	$13.26	$13.25	$13.14	$13.07	$13.14
July 15, 2025	$13.13	$13.22	$13.26	$13.25	$13.13	$13.07	$13.14
July 16, 2025	$13.13	$13.22	$13.26	$13.25	$13.14	$13.07	$13.14
July 17, 2025	$13.13	$13.23	$13.26	$13.25	$13.14	$13.07	$13.14
July 18, 2025	$13.13	$13.23	$13.26	$13.25	$13.14	$13.07	$13.15
July 21, 2025	$13.14	$13.23	$13.27	$13.26	$13.15	$13.08	$13.15
July 22, 2025	$13.14	$13.23	$13.27	$13.26	$13.15	$13.08	$13.15
July 23, 2025	$13.14	$13.24	$13.27	$13.26	$13.15	$13.08	$13.15
July 24, 2025	$13.14	$13.24	$13.27	$13.27	$13.15	$13.08	$13.16
July 25, 2025	$13.14	$13.24	$13.27	$13.27	$13.15	$13.08	$13.16
July 28, 2025	$13.15	$13.24	$13.28	$13.27	$13.16	$13.09	$13.16
July 29, 2025	$13.15	$13.24	$13.28	$13.27	$13.16	$13.09	$13.16
July 30, 2025	$13.15	$13.25	$13.28	$13.28	$13.16	$13.09	$13.17
July 31, 2025	$13.15	$13.25	$13.28	$13.28	$13.16	$13.09	$13.17

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N and Class T shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Redemptions

For the month of July 2025, we received redemption requests in excess of the 2% monthly limit. As per the terms of our share redemption plan, we honored all death and disability-based redemption requests and any requests for which the total account value was less than the minimum account balance of $500, if any, in full and all other redemption requests on a pro rata basis up to the limit. As such, each stockholder whose July 2025 redemption request was prorated received approximately 37.8% of such request.

Material U.S. Federal Income Tax Considerations

The following supplements the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the prospectus.

The One Big Beautiful Bill Act

On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.

You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.

Future Tax Legislation

Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.